Exhibit 99.1

NICE Wins Two Prestigious 2015 Wall Street Letter Institutional Trading
Awards for Client Service Excellence and Innovation

New York, NY – February 5, 2015 – NICE Systems (NASDAQ:NICE) today announced that it is the recipient of two awards from Wall Street Letter, a publication of Pageant Media, recognizing NICE, and its business unit NICE Actimize, for its stand-out client service and innovation. Now in its fourth year, the 2015 WSL Institutional Trading Awards recognize excellence among providers to the institutional trading industry, specifically rewarding brokerage firms, exchanges and financial technology companies for achievements and innovation over the past year.

NICE received the “Best Trading Technology - Client Service” honor and NICE Actimize was awarded the “Most Innovative Use of Technology” accolade. NICE and NICE Actimize were short-listed for a total of six awards across the Broker Dealer, Trading Platform, Exchange, and Technology categories.

"Wall Street, with its financial institutions, brokerages and exchanges, is facing significant challenges in managing regulatory compliance and risk," said Anna Lyudvig, Editor, Wall Street Letter. “Our judges were pleased to recognize the contributions of NICE and NICE Actimize and their achievements in trading technology, client service and innovation within this year’s voting categories.”

"Once again, the industry recognizes NICE’s commitment to excellence in serving our clients and staying ahead of the fast pace of change inherent in this regulatory environment,” said Joe Friscia, president of NICE Actimize. “With the innovation offered in our holistic surveillance and compliance risk management solutions, coupled with our domain expertise and service designed to help our clients successfully manage critical market issues, the Client Service and Innovation categories serve as hallmarks of our objectives in financial markets compliance.”

The panel of judges included industry subject matter experts and publication editors who reviewed hundreds of submissions across 37 award categories.

For more information on NICE Actimize’s Financial Markets Compliance solutions please visit our web site, by clicking here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

NICE Actimize Media Contact
Cindy Morgan-Olson, +1 212 851 8842, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.